

April 20, 2015

Chet Kapoor
Chief Executive Officer
Apigee Corporation
10 S. Almaden Blvd., 16th Floor
San Jose, California 95113

>   **Re: Apigee Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed April 13, 2015**
>   **File No. 333-202885**

Dear Mr. Kapoor:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Our references to prior comments are to comments in our April 9, 2015 letter.

Audit Committee, page 119

1.   We are continuing to consider your response to prior comment 2. Please provide more detailed discussion and analysis of the factors considered in determining that Mr. Dempsey and Bay Partners are not affiliates of the company, given Bay Partners' significant stock ownership and board representation. In this regard, explain more fully how you concluded that Bay Partners does not have, "directly or indirectly, the power to direct or cause the direction of the management and policies" of the company, whether through relationship, contract or otherwise, within the meaning of the Rule 10A-3 definition of "control." In addition, please explain how you concluded that the anticipated 37.7% aggregate equity ownership of the company by three other fund stockholders, coupled with the board representation of two of these stockholders, negates a determination that Bay Partners and Mr. Dempsey are affiliates under your particular facts and circumstances. Please also discuss the involvement by Bay Partners and Mr. Dempsey in the day-to-day management of the company.

You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or, in her absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: David J. Segre
     Wilson Sonsini Goodrich & Rosati, P.C.